October 8, 2019

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, DC 20549-7010

Re: Vir Biotechnology, Inc. Registration Statement on Form S-1 Filed September 3, 2019, as amended

File No. 333-233604

Dear Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as the representatives of the several underwriters, hereby join in the request of Vir Biotechnology, Inc. (the “Company”) for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 4:00 p.m. Eastern Time on October 10, 2019, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, we, as the representatives of the several underwriters, wish to advise you that between September 30, 2019 through the date hereof we have distributed approximately 3,421 copies of the Company’s Preliminary Prospectus dated September 30, 2019 to prospective underwriters, dealers, institutional investors and others.

We, the undersigned, as the representatives of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

(signature page follows)

Very truly yours,

GOLDMAN SACHS & CO. LLC
J.P. MORGAN SECURITIES LLC
COWEN AND COMPANY, LLC
BARCLAYS CAPITAL INC.

Acting severally on behalf of themselves and the several underwriters

GOLDMAN SACHS & CO. LLC

By:	/s/ Kristen Grippi
Name:	Kristen Grippi
Title:	Managing Director

J.P. MORGAN SECURITIES LLC

By:	/s/ Benjamin Burdett
Name:	Benjamin Burdett
Title:	Managing Director

COWEN AND COMPANY, LLC

By:	/s/ David Bohn
Name:	David Bohn
Title:	Managing Director

BARCLAYS CAPITAL INC.

By:	/s/ Victoria Hale
Name:	Victoria Hale
Title:	Vice President